SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 4 ON THE AGENDA:
(To resolve on the application of profits, distribution and allocation of reserves)

Whereas:

A) The net profit of the financial year ended 31 December 2005 was 500,021,577 Euros;

B) In accordance with the law and the company’s Articles of Association, 5% of the net profit of the financial year is allocated to reinforce the legal reserve until that reserve amounts to at least 20% of the share capital;

We propose that it be resolved:

1) That, in compliance with the law and the Articles of Association, 25,001,079 Euros, equivalent to 5% of the net profit of the year, be allocated to increase the legal reserve.

2) That, in view of the aforementioned mandatory allocation of the net profit of the financial year, of the remaining said profit of 475,020,498 Euros, increased of 61,186,339.50 Euros of retained profits, 536,206,837.50 Euros be paid to the shareholders (corresponding to 0.475 Euros per share with respect to the total number of issued shares).

3) That, considering the impossibility to determine precisely the number of own shares that will be held in treasury on the date of the payment without limiting the Company’s capacity of intervention, namely in the increase of liquidity of its securities, the overall sum of 536,206,837.50 Euros as provided for in the foregoing paragraph, calculated on the basis of a unit amount per share issued (in this case, 0.475 Euros per share), be distributed as follows:

a) Each share issued be paid the unit amount of 0.475 Euros;

b) The unit sum corresponding to the shares that belong to the Company itself on the first day of the payment period above-mentioned not be paid, but be transferred to retained profits.

4) Considering, finally, the right to the above-mentioned payment associated with the shares resulting from exercise of the right to convert convertible bonds issued, it is further proposed that it be resolved, with regard to the resolution for distribution as set out in paragraph two herein, that:

a) Each share entitled to a dividend resulting from the exercise of the right to convert convertible bonds be paid the said unit amount of 0.475 Euros;

b) The payment in connection with each share resulting from the exercise of the right to convert convertible bonds be carried out by using the balance of the retained results upon distribution as set out in paragraph two hereof.

5) Finally, that it be clarified that, in accordance with the accounting rules, the amount of 881,218,517 Euros as set out in the account “Adjustments of shares of capital of affiliates and associates” will be transferred to the “Retained Profits or losses” account, as and to the extent that the financial investments that caused such results are realized by Portugal Telecom, SGPS, S.A.

Lisbon, 6 March 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.